ACCELERATED ACQUISITION XV, INC.
c/o Accelerated Venture Partners
1840 Gateway Dr. Suite 200
Foster City, CA 94404
(650) 378-1232 Fax: (650) 378-1399
tneher@accelvp.com

  February 8, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso, Branch Chief

Re: Accelerated Acquisition XVI, Inc. Amendment No. 2 to Form 10 Filed January 25, 2012 File No. 000-54548

      Dear Mr. Mancuso:

     On behalf of the Company, we are responding to comments contained in the Staff letter, dated February 7, 2012 addressed to Mr. Timothy Neher, the Company’s President, Secretary and Treasures, with respect to the Company’s filing of its Amendment No. 2 to Registration Statement on Form 10.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form 10 have been referenced.

1.           Please ensure that this registrant provides the acknowledgements mentioned at the end of this letter. The acknowledgements in your January 25, 2012 letter appear to be provided by another registrant.

COMMENT RESPONSE:

The Company’s response recites the acknowledgements requested by the Commission word-for-word.

Russell Mancuso, Branch Chief
February 8, 2012

Potential Target Companies, page 5

2.           Please tell us why you removed the disclosure on page 6 regarding your affiliates entering into transactions with companies that had no revenue and profits at the time of the transaction and continue to have no revenue or profits. See comment 1 in our letter to you dated December 6, 2011. In this regard, if your previous disclosure remains true for most, but not all, of your affiliates’ shell company transactions, please revise as appropriate to provide investors balanced information regarding your affiliates’ experience.

COMMENT RESPONSE:

We have revised our disclosure to insert the following in lieu of the prior disclosure on page 6:

“In applying the foregoing criteria, no one of which will be controlling, Nr. Neher will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. To date, Accelerated and Mr. Neher have been involved with transactions involving a number of previous blank check companies which Accelerated and Mr. Neher controlled.  These transactions involved transactions within numerous industries and unrelated sectors. The companies generally had complete business plans, were well into the process of product development and in many cases had products or services ready to launch into their respective markets with the necessary cash resources to continue as a public entity.  Notwithstanding, at the time of each these respective prior business combinations, and as of February 8, 2012, none of the companies which were the subject of any such prior business combinations,  transactions had revenues or profits as of the date of such business combinations, and, as of February 8, 2012, none of such companies have recognized any revenue or profits. Due to the Registrant's limited capital available for investigation, the Registrant may not discover or adequately evaluate adverse facts about the opportunity to be acquired.”

Conflicts of Interest, page 26

3.            We note your revised disclosure and your response to our prior comment 4. However, we note your reference in the risk factor, “Conflicts of interest between the Company and its officer...” on page 8, to Mr. Neher’s fiduciary duties to the registrant. Please tell us how your revised disclosure on page 26 does not contradict this risk factor disclosure. Additionally, please revise to expand your disclosure to address the last three sentences of our prior comment.

Russell Mancuso, Branch Chief
February 8, 2012

COMMENT RESPONSE:

We note that your comments relates only to a conflict of interest on the part of Accelerated Venture Partners, LLC (“AVP”).  For the purpose of inclusiveness, we have nonetheless included Mr. Neher in this discussion as he is the “beneficial owner” of AVP and in the prior disclosure were discussing the fact that Accelerated has no contracts with the Company.  In response to your comment, we have revised our disclosure as follows:

“Mr. Neher and AVP may become associated with additional blank check companies prior to the time that the Company has effected a business combination. Accelerated typically maintains an inventory of three to five blank check companies for potential business combinations.  As this inventory is depleted, it has been AVP’s practice to form additional blank check shell companies and file registration statements with respect thereto. The Company presently has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, any private or public entity. No assurances can be given that the Company will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. Neither AVP nor Mr. Neher has identified any particular industry or specific business within an industry for evaluation.

AVP and Mr. Neher are involved with many entities which are both privately-held and publicly-reporting. As a result, conflicts of interest may arise that can be resolved only through Mr. Neher’s exercise of such judgment as is consistent with his fiduciary duties to the Company and he is legally required to make the decision based upon the best interests of the Company and the Company's other shareholders, rather than his own personal pecuniary benefit. While there exist no specific legal agreements which would bind AVP or Mr. Neher to pursue any particular transaction on behalf of the Company or any of their other interests, Company shareholders should assume and be aware of the potential conflicts of interest inherent in such an arrangement and that AVP and Mr. Neher will generally deal with any such business opportunities presented to them in a manner which is most beneficial to the Company. If Accelerated or Mr. Neher identifies a target that would complement the business plan of one of the private companies, Mr. Neher would attempt to analyze all factors and circumstances (as discussed in Potential Target Companies section on page 5) and make a determination to present the target to the Company based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Therefore, as a result of these potential conflicts of interest, even though there exist no specific agreement(s) or duties to present such opportunities to any other private company, AVP and Mr. Neher may not choose to present business opportunities to the Company which could be potentially beneficial to the Company and such opportunities may be presented instead to a private company in which AVP and Mr. Neher may have an interest.  At this time, neither AVP nor Mr. Neher have any duty imposed on them to present any opportunity(ies) to the private companies with which they are involved before those opportunities are presented to the Company.”

Finally, it is our view that this language is consistent with the language of the risk factor highlighted on page 8 of the prior Amendment.

Russell Mancuso, Branch Chief
February 8, 2012

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Timothy J. Neher

ACCELERATED ACQUISITIONS XVI, INC.

By: /S/ Timothy J. Neher
Timothy J. Neher